Exhibit 99.1

ICL GROUP LTD.
PROXY STATEMENT
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of ICL Group Ltd. (the “Company,” "ICL," “we,” “us” or “our”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at an Extraordinary General Meeting of Shareholders (the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Tuesday, January 5, 2021, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel or via Zoom.
[Meeting URL: https://icl-group.zoom.us/j/98522725271?pwd=eVlDaVJZb2dUQldzNnRCRUxDYmdtZz09#success
Meeting ID: 985 2272 5271]

Agenda Items

At the Meeting, shareholders will be asked to consider and vote upon the following:

(1)	Re-election of Ruth Ralbag as an external director of the Company within the meaning of the Israeli Companies Law, 1999 (the “Israeli Companies Law”), for an additional three-year term;
(2)	Approval of the Renewed Management Services Agreement with Israel Corporation Ltd.; and
(3)
Approval to extend the period for exemption from liability and indemnification undertakings under the Company's Letter of Exemption and Indemnification with directors who are office holders (within the meaning of the Israeli Companies Law) of Israel Corporation Ltd., who may serve from time to time.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, or any adjournment or postponement thereof, the persons designated as proxies may vote in accordance with their judgment on such matters.

Board Recommendation

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof, if you are a holder of record of our ordinary shares as of the close of business on November 30, 2020.  You are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 30, 2020, or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date.  See below “How You Can Vote.”

How You Can Vote

Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you may attend and vote in person at the Meeting or may submit your vote by completing, signing and submitting (in the enclosed, postage-paid envelope) the enclosed proxy card. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board of Directors. To be valid, a proxy must be properly executed and received by our transfer agent or at the offices of the Company no less than 48 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

Shareholders in “Street Name”

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” Your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted.  Because a beneficial holder is not a shareholder of record, if you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting.

Shares Traded on TASE

If your shares are held through a member of the TASE, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“ISA”), to the offices of the Company, no less than four hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, VP, Company Secretary & Global Compliance, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. If you are a beneficial owner of shares held through a TASE member and you wish to vote in person at the Meeting, you must deliver to us a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

Change or Revocation of Proxy

Shareholders of record may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, unless a shorter period is determined by the chairman of the Meeting, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.  If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Solicitation of Proxies

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about December 1, 2020 and will be solicited mainly by mail. Certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum

Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall be adjourned to January 12, 2021, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold in the aggregate at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

In the case of joint holders of Ordinary Shares, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will also not be counted for quorum purposes.

Vote Required for Approval of the Proposal

On November 12, 2020, 1,280,551,147 Ordinary Shares were outstanding.

Each Ordinary Share is entitled to one vote upon each of the proposals to be presented at the Meeting.

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of each of the proposals.

In addition, the approval of Proposal 1 is also subject to the fulfillment of one of the following additional voting requirements (the "External Director Special Majority"): (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (other than a personal interest that is not the result of the shareholder's relationship with a controlling shareholder) voted in favor of the matter (abstentions and broker non-votes are disregarded); or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution voted against the proposal does not exceed two percent of the outstanding voting power in the Company.

The approval of each of Proposals 2 and 3 is also subject to the fulfillment of one of the following additional voting requirements (the "Special Majority"): (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution voted in favor of the matter (abstentions and broker non-votes are disregarded); or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution voted against the proposal does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on the proposals indicate on the proxy card or form of written ballot or ISA's electronic voting system form, or, if voting in person at the Meeting, inform the Company prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in each of the proposals.  Otherwise, the shareholder is not eligible to vote on the proposals and his/her/its vote will not be counted for the purposes of the proposals.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

PRINCIPAL SHAREHOLDERS

           The following table presents as of November 12, 2020 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares, as determined in accordance with rules of the U.S. Securities and Exchange Commission (the “SEC”), by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage
Israel Corporation Ltd.(2)	587,178,761	45.85%

(1)	The percentages shown are based on 1,280,551,147 Ordinary Shares issued and outstanding as of November 12, 2020 (after excluding shares held by us or our subsidiaries).
(2)
Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.”), a public company listed on the TASE. Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp. for purposes of the Israeli Securities Law, 1968 (the “Israeli Securities Law”) (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of the discretionary trust that indirectly controls Millennium, as detailed below). A discretionary trust in which Mr. Idan Ofer is the beneficiary, indirectly holds 80% of the economic interest in Millennium, which holds approx. 46.94% of the issued and outstanding shares of Israel Corp. The foregoing discretionary trust, also indirectly holds an additional approx. 0.74% of the issued and outstanding shares of Israel Corp. A second discretionary trust in which Mr. Ofer is the beneficiary, indirectly holds 50% of the ordinary share capital of XT Holdings Ltd., which indirectly holds 20% of the economic interest in Millennium. Mr. Ofer also holds directly approx. 3.85% of the issued and outstanding shares of Israel Corp.

Item 1 – Re-election of Ruth Ralbag as an external director for an additional three-year term

(3)          Public companies incorporated under Israeli law, such as us, are required by the Israeli Companies Law to have at least two external directors. The external directors are required to meet certain independence criteria to ensure that they are not related to the Company or to our controlling shareholder. An external director is required to have either financial and accounting expertise or professional qualifications, as defined in regulations promulgated under the Israeli Companies Law, and at least one of the external directors is required to have financial and accounting expertise. All of the external directors of a company must be members of its audit committee and compensation committee, and every other committee of a company’s board of directors that is authorized to execute powers of the board of directors must include at least one external director. Generally, external directors may serve for up to three terms of three years each, and our Board of Directors may nominate external directors, for election by the shareholders, for additional terms of three years each, subject to certain conditions. Our Board of Directors currently includes two external directors: Ms. Ruth Ralbag and Dr. Nadav Kaplan.

Ms. Ruth Ralbag's first three-year term of service as an external director will end on January 9, 2021. On November 11, 2020, our Board of Directors resolved to nominate Ms. Ralbag for election to serve as an external director for an additional term of three years.  Accordingly, at the Meeting, shareholders will be asked to re-elect Ruth Ralbag as an external director for an additional three-year term, commencing on January 10, 2021 and until January 9, 2024.

ICL's Audit & Accounting Committee and Board of Directors has each determined that Ms. Ralbag complies with all the qualifications and requirements of an external director under the Israeli Companies Law, and that she is an independent director under the rules of the New York Stock Exchange. In addition, the Board of Directors has determined that Ms. Ralbag qualifies as an “audit committee financial expert”, as defined under SEC rules, and has "financial and accounting expertise", as defined in regulations promulgated under the Israeli Companies Law. Ms. Ralbag has confirmed that she complies with all qualifications and requirements of an external director under the Israeli Companies Law and has "financial and accounting expertise", as defined in regulations promulgated under the Israeli Companies Law.

If re-elected at the Meeting, Ms. Ralbag will be compensated according to the fixed annual and per meeting compensation amounts payable to a director who has "financial and accounting expertise" under regulations promulgated under the Israeli Companies Law (the “Compensation Regulations”) pursuant to the classification of the Company based on the amount of its shareholders' equity. This compensation model replaces the "relative compensation” model that is currently paid to our directors.  According to the determination of our Compensation Committee and Board of Directors, upon conclusion of Ms. Ralbag’s first term of office (i.e., as of January 9, 2021), the new compensation model (i.e., according to the Compensation Regulations, as described above) will apply to all of our directors, as may serve from time to time, excluding directors who are office holders (within the meaning of the Israeli Companies Law) of Israel Corp. In addition, if re-elected, Ms. Ralbag will continue to benefit from the indemnification and exemption arrangements previously entered into with her, as well as from directors’ and officers’ liability insurance as we shall procure from time to time. The Company also covers and/or reimburses its directors, including external directors, for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations.

A brief biography of Ruth Ralbag is set forth below based on information furnished to us:

Ms. Ruth Ralbag serves as the chief financial officer of Clalit Health Services, and previously served as chief financial officer of the Shaare Zedek Medical Center in Jerusalem (2011-2020), Deputy Director of Medical Finance at the Tel Aviv Sourasky (Ichilov) Medical Center (2009-2011), Head of the Hospital Administration and Deputy Director General of Planning, Budget and Pricing at the Ministry of Health (2004-2009), VP and Head of Commercial and Retail Banking Division at FIBI (2001-2003). Ms. Ralbag also served, among other things, as Acting Chairperson of the board of directors of FIBI Mortgages Ltd. for a period of four years, Acting Chairperson of the board of directors of Atzmaut Mortgage Bank Ltd. for a period of four years, a director of Sarel Ltd., a Director of ARAM Provident Fund, an external director at Hachsharat HaYishuv Insurance Ltd. and as an external director at Golf & Co. Group Ltd. Ms. Ralbag presently serves, among other things, as an external director at Halman Aldubi Investment House Ltd.  Ms. Ralbag holds a BA degree in economics and business administration and an MBA degree in public policy, both from the Hebrew University of Jerusalem.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Ruth Ralbag be re-elected to serve as an external director of the Company for an additional term of three years, effective January 10, 2021."
(4)
(5)           Required Approval

Under the Companies Law, the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter is required to approve the foregoing resolution. In addition, the approval of this Item 1 is also subject to the fulfillment of the External Director Special Majority.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card or form of written ballot or ISA's electronic voting system form, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his/her/its vote will not be counted for the purposes of this proposal. For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposal” above.

Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter

The Board of Directors recommends a vote FOR the foregoing resolution.

Item 2 – Approval of Renewal of the Management Services Agreement with Israel Corp.

On April 24, 2018, our shareholders approved the renewal of the Management Services Agreement between us and Israel Corp. for the supply of management services, for an annual management fee of $1,000,000 plus VAT (the “Management Agreement”) effective until December 31, 2020. Since the term of the Management Agreement will expire on December 31, 2020, we propose to renew the agreement, effective as of January 1, 2021, for an additional term of three years, expiring on December 31, 2023 (the “Renewed Management Agreement”). The terms of the Management Agreement, as described below, shall remain unchanged, including the annual management fee which will continue to be $1,000,000, plus VAT (the "Management Fee").  In light of the impact of the COVID-19 pandemic on the market and economy and in alignment with the Company's senior management members and directors, Israel Corp. suggested a 10% reduction in the annual management fees paid to Israel Corp pursuant to the Management Agreement for a period of six months commencing May 2020.

Under the Israeli Companies Law, the renewal of the Management Agreement requires the approval of the audit committee, board of directors and shareholders by the Special Majority (as described above).

In connection with the renewal of the Management Agreement, our Audit & Accounting Committee and Board of Directors reviewed the management fees paid by companies in the "TASE 35" index and took into account the unique facts and circumstances of the Company. In addition, the Audit & Accounting Committee and Board of Directors took into account in their approval of the Renewed Management Agreement, the reduction in the directors' compensation from the “relative compensation” model to the compensation pursuant to the Compensation Regulations (as described in Item 1). Based on such review and when weighing up all the considerations, the Audit & Accounting Committee and Board of Directors determined that the proposed Management Fee pursuant to the Renewed Management Agreement is reasonable in the circumstances and reflects the time and effort dedicated to the Company by Israel Corp. and its office holders (as defined in the Israeli Companies Law) under the Management Agreement, and is in the best interest of the Company.

The Management Agreement was approved by the Audit & Accounting Committee and Board of Directors on November 9, 2020 and November 11, 2020, respectively. The following is a summary of the principal terms of the Renewed Management Agreement:

(1)
Israel Corp. will grant the Company and its subsidiaries, throughout the term of the Renewed Management Agreement, management services in areas of their activities, which include service of certain Israel Corp. officeholders (within the meaning of the Israeli Companies Law) as directors of the Company and regular general advice, including professional, financial, strategic, advocacy and managerial advice (the “Management Services”). The parties to the Renewed Management Agreement may decide by mutual consent that the scope of the Management Services should be expanded to additional areas.

(2)
The Management Services will be granted to the Company and its subsidiaries by officers and/or directors of Israel Corp., and if necessary, by employees and/or consultants of Israel Corp., depending on the needs of the Company and the subsidiaries.

(3)
The Management Fee will be paid in 12 monthly installments, with the payment for each calendar month to be made in the following calendar month against the issuance of a valid tax invoice by Israel Corp. Each payment will be made in New Israeli Shekels at the representative exchange rate of the U.S. dollar known on the date of payment.

(4)
Except for the separate compensation arrangement between the Company and the Executive Chairman of the Board of Directors, Mr. Yoav Doppelt, as approved by our shareholders in May 2019, and as may be amended by shareholder approval from time to time, during the term of the Renewed Management Agreement, the Company will not pay or grant any cash or equity compensation to its directors who are officeholders (within the meaning of the Israeli Companies Law) of Israel Corp.

(5)
The Renewed Management Agreement is for a term of three years and will be in effect as of January 1, 2021 until December 31, 2023. At the end of the term of the Renewed Management Agreement, the parties may decide to extend the agreement, subject to the approvals required under applicable law.

The Audit & Accounting Committee will annually examine the reasonableness of the Management Fees paid in the previous year against the Management Services actually provided by Israel Corp to the Company in the same year.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the Renewed Management Agreement with Israel Corp., under such terms and conditions as described in the Proxy Statement for the Meeting.”

(6)          Required Approval

Under the Israeli Companies Law, the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter is required to approve the foregoing resolution. In addition, the approval of this Item 2 is also subject to the fulfillment of the Special Majority.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card or form of written ballot or ISA's electronic voting system form, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his/her/its vote will not be counted for the purposes of this proposal. For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposal” above.

Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter

The Board of Directors recommends a vote FOR the foregoing resolution.

Item 3 – Approval to extend the period for exemption from liability regarding the duty of care and indemnification undertakings under the Company's Letter of Exemption and Indemnification with directors who are officeholders (within the meaning of the Israeli Companies Law) of Israel Corp., who may serve from time to time

Under the Israeli Companies Law and the Israeli Securities Law, a company may indemnify its officers and directors for certain liabilities, payments and expenses incurred for acts performed in such capacity, provided its articles of association authorize such indemnification. The indemnification of officers and directors may be either pursuant to an undertaking given by the company in advance of the act or following the act. In addition, under the Israeli Companies Law, a company may exempt an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of the duty of care (other than a liability arising out of a prohibited dividend or distribution to shareholders), provided that a provision authorizing such exemption is included in the company’s articles of association. Our articles of association permit us to indemnify and exempt our officers and directors from the duty of care as permitted by the Israeli Companies Law and Israeli Securities Law.

Under the Israeli Companies Law, the grant of an undertaking to indemnify and exempt an officer or director requires the approval of the compensation committee, board of directors and, with respect to a director, also the shareholders by an ordinary majority or, if the director is a controlling shareholder, by the Special Majority (as described above). In addition, as a company’s entry into an undertaking to indemnify and exempt a director who is affiliated with a controlling shareholder may be deemed to be an extraordinary transaction in which a controlling shareholder has a personal interest, the approval of an undertaking to indemnify and exempt a director affiliated with a controlling must be approved by the audit committee, board of directors and shareholders by the Special Majority. To the extent that an extraordinary transaction in which a controlling shareholder has a personal interest is for a period of more than three years, the foregoing approval is required once every three years, unless the audit committee determines that a longer duration is reasonable under the circumstances.

In accordance with the approval of our shareholders, we have entered into and are permitted to enter into agreements with our officers and directors who serve from time to time (including directors who are officeholders of Israel Corp., our controlling shareholder) exempting them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care (other than a liability arising out of a prohibited dividend or distribution to shareholders), and undertaking to indemnify them to the fullest extent permitted by law, in the form approved by our shareholders in September 2011 (the “Exemption and Indemnification Agreement”). In November 2011, our Audit Committee determined that the Exemption and Indemnification Agreements with directors who are office holders (within the meaning of the Israeli Companies Law) of Israel Corp., who may serve from time to time, shall apply to events that occur during a period of nine years ending on November 30, 2020.

Our Audit Committee, Compensation Committee and Board of Directors have conducted a review of the Exemption and Indemnification Agreements with our directors who are office holders of Israel Corp. and have determined that it is in the best interest of the Company to extend the undertakings under any such agreements entered into with directors who are office holders (within the meaning of the Israeli Companies Law) of Israel Corp., who may serve from time to time, for an additional period of nine years, such that they shall apply to events that occur during an additional period commencing on November 30, 2020 and ending on November 30, 2029. The Audit Committee and Board of Directors believe that such extension is reasonable under the circumstances, among other things, in order to ensure that these directors will continue to serve as directors of the Company while having the maximum protection permitted under applicable law when exercising judgement in fulfillment of their role as a director of the Company, as well as to provide such directors the same protections as afforded to the other directors of the Company.  The form of Exemption and Indemnification Agreement shall remain unchanged except that our undertaking thereunder to exempt from liability to us for damages caused to us as a result of a breach of duty of care shall not apply to liabilities arising in connection with a transaction or resolution in which a controlling or an office holder (within the meaning of the Israeli Companies Law), including an office holder who is other than the office holder party to the agreement, has a personal interest (within the meaning of the Israeli Companies Law).  The form of Exemption and Indemnification Agreement, including such limited amendment, is attached hereto as Appendix A.

In addition, as part of the considerations underlying the approval of our Audit Committee, Compensation Committee and Board of Directors of the aforementioned extension of the exemption from liability regarding the duty of care and indemnification undertakings, these organs took into account that such exemption and indemnification undertakings for directors are customary in Israel and are permitted by law, as well as by our Articles of Association. Furthermore, it is only an extension of an existing arrangement (subject to the limited amendment described above that is only to the benefit of the Company), that applies to our directors for many years. Aside from that, the Company has a D&O insurance policy covering Financial Losses and/or Investigation Costs arising from Claims (as such terms are defined in the Company's D&O Insurance policy) for which coverage is provided pursuant to the policy.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the extension of the exemption from liability regarding the duty of care and indemnification undertakings under the Exemption and Indemnification Agreement with directors who are office holders (within the meaning of the Israeli Companies Law) of Israel Corp., who may serve from time to time, for an additional period, such that they shall apply to events that occur during an additional period until November 30, 2029.”

(7)          Required Approval

Under the Israeli Companies Law, the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter is required to approve the foregoing resolution. In addition, the approval of this Item 3 is also subject to the fulfillment of the Special Majority.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card or form of written ballot or ISA's electronic voting system form, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his/her/its vote will not be counted for the purposes of this proposal. For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposal” above.

Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter

The Board of Directors recommends a vote FOR the foregoing resolution.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the Extraordinary General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders. Accordingly, any such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202, Israel, Attn.: ICL Corporate Secretary.  For a shareholder proposal to be considered for inclusion at the Meeting, our Corporate Secretary must receive the written proposal together with the accompanying documentation and information required to be submitted under Israeli law, no later than November 23, 2020.  If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda for the Meeting, we will publish a revised agenda for the Meeting no later than November 30, 2020, by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC and the ISA.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202, Israel, Attn.: Corporate Secretary, no later than December 26, 2020. Any position statement received will be filed on a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

Other than as set forth above, we are not aware of any other business to be transacted at the Meeting.  If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Aya Landman VP, Company Secretary & Global Compliance

Dated: November 16, 2020

Appendix A

November 2020
To:

Re: Notice of Exemption from Liability, Insurance, and
Undertaking to Indemnify

1.
The Company hereby commits itself to grant you indemnity, insurance and an exemption from liability, as defined in Chapter 3, Article C of the Companies Law 5759-1999 (hereinafter, “the Companies Law”), and in compliance with its authority pursuant to its regulations, commencing from the day of approval of your appointment by the Company's Board of Directors.

Exemption from Liability

2.
The Company exempts you, in advance, from liability for damages that have arisen and/or will arise due to a breach of your duty of care, with the exception of liabilities arising from the breach of the duty of care towards the Company in connection with (i) a distribution and (ii) a transaction or resolution in which a controlling shareholder or an office holder (within the meaning of the Companies Law), including an office holder other than you, has a personal interest (within the meaning of the Companies Law).

Insurance

3.
The Company will act to ensure that you are covered by a Directors and Officeholders Liability Policy. The insurance will be arranged with one of the leading insurance companies in Israel or abroad, at the discretion of the Company.

4.
The aforementioned insurance will provide you with coverage through the entire period of your service as a director/officeholder, and also when you cease serving as a director/officeholder as described in section 7, below. The insurance coverage will apply to all acts or omissions for which it is customary to insure officeholders according to the insurance conditions accepted at the time by leading companies in the economy and within the framework of the law, whether the act or event occurred in Israel or abroad, whether the suit was filed or conducted in Israel or abroad.

Without detracting from the generality of the aforementioned statement, the insurance coverage will apply to all liability imposed upon you as a result of an action you took by virtue of your being officeholder in the Company, in any of the following:

4.1	Violation of the duty of care towards the Company or another person;

4.2
Violation of fiduciary duty towards the company, only on the condition that you acted in good faith and you had a reasonable basis to assume that the action would not be detrimental to the good of the Company;

4.3	Financial liability imposed on you for the benefit of another person.

5.
The amount of insurance stated in the insurance policy, which shall be renewed annually, will be determined from time to time by the authorized bodies, according to the Companies Law but will not be less than the equivalent in NIS of USD 60 (sixty) million. The amount of the deductible required of you for each insurance event will not exceed the equivalent in NIS of USD 1,000 (one thousand).

6.	It is hereby clarified that you must cooperate with the insurance company, provide all information required and comply with all instructions of the policy regarding your defense against the suit.
7.
The Company undertakes to maintain the validity of the insurance throughout the entire period of your service as a director/officeholder and for a period of 10 years after you cease serving as a director/officeholder, to renew the insurance policy on time and to bear all of the expenses for premium and other related expenses.

8.	It is hereby clarified that the insurance covered shall not apply in the following cases:
8.1	Violation of fiduciary duty, except in cases in which you acted in good faith and you had reason to assume that the action would not be detrimental to the good of the Company;

8.2	Violation of the duty of care, if done intentionally or with haste;

8.3	You acted with the intention of producing illegal personal gain;

8.4	A fine or forfeit is imposed upon you.

Indemnification

9.
The Company irrevocably undertakes to indemnify you for any act or omission that you take and/or will take by virtue of your position in the Company and subsidiary and/or related companies, whether directly or indirectly, during the period that you are an officer in the Company, including:

9.1
Financial liability imposed upon you for the benefit of another person by a court ruling, including a ruling given in the case of a compromise and/or arbitration agreement that was confirmed by a court, on the condition that the liability is related, directly or indirectly, to one or more of the events listed in section 9.f of this Notice, and/or any other section thereof, or related thereto whether directly or indirectly, and furthermore the amount of indemnity will not exceed the amount stated in section 9.g, below;

9.2
Reasonable litigation expenses, including fees for an attorney, incurred by you in consequence of an investigation or proceeding filed against you by an authority that is authorized to conduct such investigation or proceeding, and that ended without the filing of an indictment against you and without imposing on you financial obligation in lieu of a criminal proceeding, or that ended without filing an indictment against you but with imposing on you a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent, or related to financial sanctions. In this section, “ended without the filing of an indictment in the subject of the criminal investigation” “financial obligation in lieu of a criminal proceeding” are used according to their meaning in section 260(a)(1a) of the Companies Law, as amended from time to time;

9.3
Reasonable litigation expenses, including fees for an attorney, that you paid or are obligated to pay by a court for a proceeding filed against you by the Company or on its behalf or by another person, or for a criminal indictment in which you were acquitted or a criminal indictment in which you were convicted for an offense that does not require proving criminal intent.

9.4.	Expenses related to an administrative proceeding conducted in your case, including reasonable litigation expenses, including fees for an attorney;

9.5.
Payment made to a victim of a violation related to an administrative process as stated in section 52.54(a)(1)(a) of the Securities Law 5728-1968 (hereinafter, the “Securities Law”) as amended from time to time (hereinafter, “payment to victims of a violation”).

9.6.	Without detracting from the generality of the above, the indemnification will apply to liabilities resulting from or related to acts or omissions in the following cases or events:

9.6.1.
Security offerings made by the Company and/or by any other shareholder to the public and/or not to the public, by means of prospectuses, notices, reports, tender offers and other processes including a prospectus of the Company published with regard to a sale offer from the State to employees of the Company and the public.

9.6.2.
Acts resulting from the Company being a public company and/or a company in which there is a special state share and/or because its securities offered to the public and/or are traded on the stock exchange.

9.6.3.	Events that had or are likely to have a material impact on the profitability of the Company and/or its subsidiary companies or their assets or their rights or their obligations.

9.6.4.
Acts related to underwriting, management, consultation or other services that the Company and/or subsidiaries of the Company offer with respect to security prospectuses of various corporations to the public and/or not to the public by prospectus, profile, private allocation, agreement or any other manner.

9.6.5.
Acts related to investments made by the Company and/or subsidiaries of the Company that are implemented in stages before and/or after the investment for the purpose of entering into a transaction, its implementation, development, monitoring and supervision thereof including acts done on behalf of the Company and/or subsidiaries of the Company as a director/officeholder in the Corporation that is the object of the investment, and similar matters.

9.6.6.
Acts related to implementation of a “transaction” as defined in Section 1 of the Companies Law, including obtaining credit, transfer, sale or purchase of assets or liabilities, including securities, or in any other manner.

9.6.7.
Acts related to the acquisition or sale of companies, legal entities or assets as well as events related, directly or indirectly, to restraint of trade, including restrictive trading agreements, monopolies, split-offs or mergers.

9.6.8.
Acts related to labor relations and commercial relations including those with employees, independent contractors, clients, suppliers and service providers of all types, including acts done in the name of the Company and/or subsidiaries of the Company as an officeholder.

9.6.9.
Acts related to changing the structure of the Company or its reorganization, or any decision related thereto including, but without limiting the generality of the aforementioned statement, a merger, split, change in the capital of the Company, the subsidiaries of the Company, their dissolution or sale, allotment or distribution.

9.6.10.
Reports or announcements required by the Companies Laws or the Securities Law including the regulations enacted pursuant thereto or by the laws and regulations on similar subjects in other countries or according to the rules and guidelines practiced on the Stock Exchange in Israel or abroad and/or the omission to submit any of the aforementioned reports or notices.

9.6.11.
Comments and statements made by you, including a statement of a position or opinion made in good faith by virtue of your position, including any made at a meeting of the Board of Directors or one of its committees.

9.6.12.	Acts related to your position in the Company, which have implications for the following events in subsidiaries of the Company or resulting from your service as an officeholder:

9.6.12.1.	Events related to occupational safety, injury in the workplace and product quality, including bodily harm and damage to property.

9.6.12.2.	Events related to manufacturing activity, including the construction and expansion of facilities, storage, transport and logistics, marketing activities, and research and development activities.

9.6.12.3.
Events related, directly or indirectly to environmental damage and/or acts or omissions that caused or might cause damage to the environment, including the establishment, management, maintenance or activity of factory, plants or facilities, as well as activities of this type caused by the storage or transport of raw materials, products or waste, including bodily harm, damage to property or the environment.

9.7.
The aggregate, maximum amount of indemnity that the Company shall pay to its all of its present and/or future officeholders pursuant to the current Notice of Undertaking for one or more of the types of eligible events listed in the Notice of Indemnification, will not exceed the equivalent in NIS of USD 300 million (three hundred million dollars) (hereinafter, “maximum indemnification amount”). The maximum indemnification amount or any part thereof will be paid to the officeholders according to the date on which the liability for which such indemnity is requested, was created.

The total amount of indemnity that the Company shall pay is additional to amounts received from the insurance company, if any, under the provisions of insurance purchased by the Company.

9.8.
The undertaking for indemnification will be applicable both to proceedings against you during the term of your employment or service and to proceedings against you after the completion of your term, on the condition that these relate to actions you took as an officeholder or as a result thereof.

10.
Without detracting from the statement in section 9.g, above, in the event that the total amount of indemnity that the Company is required to pay for one event exceeds the maximum indemnification amount or the remaining unused portion of the maximum indemnification amount, the maximum indemnification amount or remaining portion thereof, as applicable, will be divided between the officeholders who are entitled to indemnification, so that the amount of indemnification actually received by each one of the officeholders is calculated as a proportion of the indemnification amount to which each of the officeholders is entitled for the liabilities and/or expenses which they must pay and the indemnification amount to which all of the said officeholders are entitled for the liabilities and expenses incurred from the same event.

11.
The indemnification amount actually paid will be limited only to amounts not covered by the insurance policy and/or not actually paid by the insurance company. You will not be entitled to payment for the Company for damages for which you have already received indemnification from another and/or from the Company.

12.
In the event that legal and/or administrative proceedings, including interrogations, (hereinafter, “the proceedings”) are brought against you or there is concern or a threat that such a proceeding will be brought against you, the Company will pay you up front, as an advance, amounts to which, according to its estimate, you are entitled as indemnity, to cover reasonable legal expenses, including counsel’s fees.

13.	When any event subject to indemnity occurs, the indemnity is subject to the following conditions:

13.1
You shall notify the Company of every proceeding brought against you and any concern or a threat that such a proceeding might be brought against you, in a timely manner, immediately after you first become aware of such proceedings, and you shall provide the Company, or the person designated by the Company, with all documents you receive in connection with such proceedings, without delay.

Furthermore, you must regularly update the Company on events about which there is concern that they might lead to proceedings being brought against you.

13.2
The Company will be entitled to take upon itself the handling of the aforementioned proceedings and/or refer their handling to an attorney that the Company selects for this purpose, unless that attorney is unacceptable to you for reasonable reasons or because of circumstances that, in your opinion or the opinion of the attorney, create a conflict of interest between your defense and the defense of the Company.

The Company and/or the aforementioned attorney may act independently when handling the aforementioned proceedings (but providing you with regular reports and consulting with you and your legal counsel) and bring the proceedings to a conclusion as it sees fit.

At the request of the Company, you shall sign on any document authorizing the Company and/or the aforementioned attorney to handle your defense on your behalf in the aforementioned proceedings and represent you in all related matters, in accordance with the above.

In order to remove any doubt, it is clarified that the Company and/or aforementioned attorney may not, in the context of criminal proceedings, plead guilty to any charges in your name or agree to any plea bargain without your consent. Furthermore, the Company and/or the attorney may not, in the context of civil proceedings, admit in your name (whether in court or negotiations for compromise) to the existence of any events to which you are not entitled to indemnity under the provisions of this notice of indemnification and/or by law, without your consent. Despite this, there is nothing in the above to prevent the Company and/or the aforementioned attorney, with the consent of the Company, to reach a financial arrangement with the claimant in a civil proceeding without your agreement, on the condition that this does not in any way admit to the existence of any event for which you are not entitled to indemnity under the provisions of this notice of indemnification and/or by law.

13.3
You shall cooperate with the Company and with any attorney, as set forth above, in any reasonable manner that shall be required from you by any of them in connection with the handling of the said proceedings, including signing on petitions, affidavits and other documents, provided that the Company covers all of the reasonable expenses incurred so that you do not need to pay or finance them yourself.

13.4
The Company will not be obligated to pay you for legal expenses, including attorneys’ fees, that you occur defending yourself in such proceedings if the Company has taken upon itself to handle the said proceedings, from the time when the Company took upon itself the handling of the said proceedings. Furthermore, the Company will not be obligated to indemnify you, as stated, for any amount you might be required to pay as the condition of a compromise agreement reached in the suit, claim or other proceeding, unless the Company has given its prior written consent to the compromise agreement.

13.5	In this Notice of Indemnification –

“Officeholder” – in accordance with its meaning in the Companies Law, including the legal counsel, company secretary, comptroller or internal auditor.

“Administrative proceeding” – proceedings pursuant to Chapter 8.3 (Imposition of Monetary Sanctions by the Authority), Chapter 8.4 (Imposition of Administrative Enforcements Means by the Administrative Enforcement Committee) or Chapter 9.1 (Arrangements for the Prevention or Cessation of Conditional Proceedings) of the Securities Law, as amended from time to time.

“Another person” – including the case of a suit filed against an officeholder as a derivative suit.

14.
If within 14 days of receiving the notice mentioned above in section 13.1, the Company does not take upon itself handling of your defense or if you object and/or the Company’s counsel objects to representing you in the circumstances, as stated in section 13.2, above (all in the event that the insurance company does not take your defense upon itself) you will be permitted to assign the handling of your defense to an attorney of your choosing (hereinafter, “the other attorney”) on the condition that the fees paid to him are approved by the Audit Committee of the Company, which will review their reasonableness. It is agreed that the agreed fee of the Company’s attorney is a reasonable basis for examining the fees of the other attorney. You will be given an opportunity to argue for the fees of the other attorney before the Audit Committee. The decision of the Audit Committee will be presented with its reasons. If you disagree with the decision of the Audit Committee, you shall be entitled to appeal to the Board of Directors, and to appear before the Board for this purpose and make your case.

If the full amount of fees requested is not approved, you shall have the right to receive from the Company the sum total of the reasonable, approved fees, and pay the balance from your own account.

In order to remove any doubt, it is hereby clarified that this section is subject to the provisions of the Officeholders Liability Insurance policy regarding the identity of the representing attorney, and the provisions of this section shall not apply if the appointment of the other attorney will allow the insurance company to be released from its liability under the policy or diminish that liability.

15.	Payments made by the Company in accordance with this Notice of Indemnity, which are made as an advance payment or otherwise, shall be subject to the following conditions.

15.1
If, after payment is made, it becomes clear that you need to return the payment, in whole or in part, either because you were not entitled to indemnification under the provisions of section 263 of the Companies Law or because of the instructions of any other law, the amount refunded will be linked to the cost-of-living (C-o-L) index and bear interest at the accepted rate charged by Bank Hapoalim, Ltd. for loans linked to the C-o-L index, from the day on which the payment was made until the day that it is returned.

15.2
If, after payment is made, the expense for which the amount was paid is canceled or decreased for any reason whatsoever, you shall assign to the Company your full rights for return of the amount from the claimant in the proceedings, do whatever is necessary in order for this assignment to be valid and so that the Company is capable of realizing it. If you do this, you shall be exempt from returning the amount of the refund is that you assigned to the Company. If, however, you do not do this, you will be required to return the said sum with the addition of C-o-L linkage and interest for the period during which you were entitled to refund of the sum from the prosecution.

16.
If an attorney of the Company represents both yourself and the Company in proceedings and it later becomes clear that you were not entitled to indemnification under the provisions of section 263 of the Companies Law and/or because of the instructions of any other law, and a disagreement arises regarding your obligation to return the cost of litigation or any other amount, the disagreement will be referred to the determination of an arbitrator acceptable to both parties. The Company will bear the cost of arbitration, including the attorneys’ fees, unless the arbitrator decides that you used the arbitration proceedings not in good faith. The arbitrator will be appointed according to the procedure in section 17, below.

17.
It is hereby agreed that you shall not agree to a compromise or referral of proceedings to the decision of an arbitrator unless the Company has given its prior written consent and, if the agreement of the insurance company is necessary, the agreement of the insurance company will also agree in accordance with the Officeholders Insurance Policy. The company shall not agree to a compromise unless the compromise will not expose the Company and/or yourself and/or any other officeholder of the Company to additional claims by the claimant or claimants, and that an agreement will not serve as an admission or acknowledgment of responsibility by other officeholders for the reasons that are subject of the suit.

The Company will inform you of the details of any compromise agreement. In the event that a disagreement arises between you and the Company about whether or not the compromise complies with the provisions of this section, agreement will be bought for quick decision by an arbitrator who shall be appointed at the request of the Company or at your request. The arbitrator will be appointed with agreement of the parties within seven days after one of the parties requests that the disagreement be referred to the decision of an arbitrator, and if agreement is not reached between the parties as stated, the identity of the arbitrator (who shall be a retired district court judge or a retired Supreme Court judge) will be determined by the chairman of the Israel Bar Association. The Company will pay the costs of arbitration, including the attorneys’ fees.

The Company and/or Company’s attorney shall not agree to a compromise for an amount that exceeds the amount of indemnity to which you are entitled, unless you have given prior written consent and, if the consent of the insurance company is also required, then it also must give prior consent.

18.	In order to remove any doubt, it is hereby clarified that the Company will not indemnify you for monetary liabilities imposed upon you in the following cases:
18.1	Violation of the duty of care, except in cases in which you acted in good faith and had a reasonable reason to assume that your action would not be detrimental to the good of the Company;

18.2	Violation of the duty of care, if done intentionally or with haste;

18.3	You acted with the intention of producing illegal personal gain;

18.4	A fine or forfeit imposed upon you.

If the Company has made any payments to you, as the result of one of the aforementioned cases, the provisions of section 15, above, shall apply.

19.
If it is necessary, in order to confirm the validity of any of the aforementioned undertakings, to take any action, decision, confirmation or other proceeding of any type, the Company undertakes to ensure that it is done and/or received, as applicable, in a manner that will make it possible to fulfill all of the aforementioned undertakings.

20.
Nothing in this Notice of Indemnification will in any way impair or detract from the Company’s obligations to you according to a notice of indemnification given to you before this Notice took effect, as long as said undertakings are legally valid.

21.
Nothing in this Notice of Indemnification will cancel or detract from or void any other indemnification to which you are entitled from any other source under the provisions in the law and according to any other obligation.

22.
Nothing in this Notice of Indemnification will limit the Company or prevent the Company from paying you additional, special indemnity or indemnities, so long as this does not detract or impair the obligations indemnification that are the subject of this notice of indemnification

23.
Nothing in this Notice of Indemnification will limit the Company or prevent the Company from increasing the maximum amount of indemnification for events subject to indemnity, either because of insurance amounts in the Officeholders Insurance Policy are lowered or because the Company is unable to attain an Officeholders Insurance Policy that covers the events that are the subject of indemnification at reasonable terms or for any other reason, so long as said decision is made in the manner established by the Companies Law.

24.
The obligations of the Company according to this Notice of Undertaking shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this Notice of Undertaking and any provision of law that cannot be superseded, changed or amended, such provision of law shall prevail, but shall not limit or diminish the validity of the remaining provisions of this Notice of Undertaking.

25.	In order to remove any doubt, it is hereby stated that this notice is not a contract to the benefit of a third-party and may not be assigned.

Sincerely yours, _______________________ ICL Group Ltd.

I agree to the above,

__________________	___________________	__________________
Nmae	Signature	Date